UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

811916105
(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
6,004,732
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
6,004,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,004,732

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.4%
14.	Type of Reporting Person

CO
2

CUSIP No. 811916105

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,449,732
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,449,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,449,732

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

11.3%
14.	Type of Reporting Person

CO
3

CUSIP No. 811916105

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
6,276,432
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
6,276,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,298,132

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

13.0%
14.	Type of Reporting Person

IN
4

CUSIP No. 811916105

1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN
5

CUSIP No. 811916105

1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO
6

The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham” and, together with FCMI, PABTL, Ms. Friedberg and Mr. Friedberg, the “Filing Persons”), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014, by Amendment No. 6 thereto filed August 19, 2014 and by Amendment No. 7 thereto filed September 8, 2014 (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 8. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

Between October 7, 2014 and November 10, 2014, PABTL purchased a total of 520,300 Common Shares, as described in Item 5 of this Amendment No. 8. PABTL purchased 472,500 Common Shares in transactions effected in United States dollars (“US $”) for an aggregate purchase price of US $3,386,477, and 47,800 Common Shares in transactions effected in Canadian dollars (“CDN $”) for an aggregate purchase price of CDN $383,849. PABTL obtained the funds used to acquire such shares from its working capital, including the proceeds of the sale of 4,600,000 Common Shares to National Bank of Canada (“NBC”) described in Amendment No. 5 to the Filing Persons’ Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

PABTL acquired the additional Common Shares reported in this Schedule 13D (Amendment No. 8) for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Between October 7, 2014 and November 10, 2014, PABTL purchased a total of 520,300 Common Shares in open-market transactions on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), as set forth in the following table. Transactions denominated in US $ were effected on the NYSE; transactions denominated in CDN $ were effected on the TSX.

7

Date	No. of Shares	Price/Share	Total	Price/Share	Total
10/7/2014	15,500	US $7.51	US $116,405
	1,100			CDN $8.38	CDN $9,218

10/8/2014	38,200	US $7.60	US $290,320
	4,500			CDN $8.46	CDN $38,070

10/9/2014	34,000	US $7.90	US $268,600
	4,700			CDN $8.81	CDN $41,407

10/10/2014	21,600	US $7.88	US $170,143
	2,500			CDN $8.84	CDN $22,098

10/13/2014	1,839	US $7.97	US $14,657

10/22/2014	51,500	US $7.87	US $405,305
	3,700			CDN $8.86	CDN $32,782

10/23/2014	23,800	US $7.68	US $182,784
	2,100			CDN $8.66	CDN $18,186

10/24/2014	17,100	US $7.84	US $134,064
	1,900			CDN $8.78	CDN $16,682

10/27/2014	14,700	US $7.54	US $110,838
	900			CDN $8.48	CDN $7,632

10/28/2014	16,400	US $7.58	US $124,312
	1,000			CDN $8.46	CDN $8,460

10/29/2014	32,700	US $7.30	US $238,710
	3,700			CDN $8.16	CDN $30,192

10/30/2014	39,200	US $6.91	US $270,872
	3,000			CDN $7.75	CDN $23,250

10/31/2014	38,800	US $6.42	US $249,096
	3,700			CDN $7.23	CDN $26,751

11/3/2014	20,300	US $6.60	US $133,980
	2,200			CDN $7.46	CDN $16,412

11/4/2014	19,600	US $6.45	US $126,420
	3,100			CDN $7.40	CDN $22,940

11/5/2014	29,600	US $6.13	US $181,448
	2,800			CDN $7.05	CDN $19,740

11/6/2014	25,900	US $6.34	US $164,206
	2,900			CDN $7.25	CDN $21,025

11/7/2014	14,261	US $6.61	US $94,265
	1,200			CDN $7.47	CDN $8,964

11/10/2014	17,500	US $6.29	US $110,052
	2,800			CDN $7.16	CDN $20,044

Total:	520,300		US $3,386,477		CDN $383,849
8

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the table provided as part of such information) set forth in Item 5 of Schedule 13D (Amendment No. 7) regarding beneficial ownership of the Issuer’s Common Shares by each of the Filing Persons, and replacing the deleted information with the following information:

On the date of this Schedule 13D (Amendment No. 8), the Filing Persons are the beneficial owners of, in the aggregate, 6,327,257 Common Shares, representing 13.1% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 48,386,376 Common Shares outstanding on August 15, 2014, as reported by the Issuer to the Filing Persons in response to an inquiry by them. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	5,449,732	11.3%	5,449,732		11.3%
FCMI	555,000	1.1%	6,004,732	[1]	12.4%[1]
Buckingham	250,000	0.5%	250,000	[2]	0.5%[2]
Nancy Friedberg	50,825	0.1%	300,825	[3]	0.6%[3]
Albert Friedberg	21,700	0.04%	6,298,132	[4]	13.0 [4]

[1]	Includes 5,449,732 shares owned directly by PABTL.
[2]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.
[3]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 2).
[4]	Includes 5,449,732 shares owned directly by PABTL, 555,000 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg), and 250,000 shares owned directly by Buckingham (see note 2). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Albert D. Friedberg and Buckingham are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except as described in this Item 5, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 8).

9

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2014

FCMI F-INANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert J. Bourque
Name: Robert J. Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee